Filed pursuant to Rule 433

Registration Statement No. 333-261476

The Bank of Nova Scotia

US$1,250,000,000

4.588% Fixed Rate Resetting Subordinated Notes due 2037

(Non-Viability Contingent Capital (NVCC))

(subordinated indebtedness)

Issuer:	The Bank of Nova Scotia (the “Bank”)

Issue:	4.588% Fixed Rate Resetting Subordinated Notes due 2037 (Non-Viability Contingent Capital (NVCC)) (subordinated indebtedness) (the “Notes”)

Format:	SEC Registered

Expected Ratings*:	Baa1 (hyb) / BBB+ / A (Low) (Moody’s / S&P / DBRS)

Aggregate Principal Amount:	US$1,250,000,000

Par Value:	US$1,250,000,000

Trade Date:	April 5, 2022

Settlement Date:	April 12, 2022 (T+5) (the “Issue Date”)

Reset Date:	May 4, 2032

Maturity Date:	May 4, 2037 (15 years)

Interest:	From and including the Issue Date to, but excluding, the Reset Date, the Notes will bear interest at a fixed per annum rate of 4.588%. From and including the Reset Date to, but excluding, the Maturity Date or any redemption date, the Notes will bear interest at a rate per annum equal to the sum, as determined by the Calculation Agent (as defined below), of (i) the then-prevailing U.S. Treasury Rate (as defined below) on the Reset Rate Determination Date (as defined below) and (ii) 2.050%.

Reset Rate Determination Date:	The second business day immediately preceding the Reset Date (the “Reset Rate Determination Date”).

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Interest Payment Dates:	Interest on the Notes will be payable semi-annually in arrears on May 4 and November 4 of each year, commencing on November 4, 2022.

U.S. Treasury Rate and Fallbacks:

“U.S. Treasury Rate” means the rate per annum equal to: the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five business days preceding the Reset Rate Determination Date appearing under the caption “Treasury Constant Maturities” in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Federal Reserve Board, as determined by the Calculation Agent in its sole discretion.

If no calculation is provided as described above, then the Calculation Agent, after consulting such sources as it deems comparable to the foregoing calculation, or any such source as it deems reasonable from which to estimate the five-year treasury rate, shall determine the U.S. Treasury Rate in its sole discretion, provided that if the Calculation Agent determines there is an industry-accepted successor five-year treasury rate, then the Calculation Agent shall use such successor rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine the business day convention, the definition of business day and the Reset Rate Determination Date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the five-year treasury rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

The U.S. Treasury Rate will be determined by the Calculation Agent on the Reset Rate Determination Date.

Day Count / Business Day Convention:	Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

Price to Public (Issue Price):	99.997%, plus accrued interest if any, from April 12, 2022 to date of delivery

Net Proceeds (before expenses):	US$1,244,337,500

Initial Benchmark 10-Year Treasury:	UST 1.875% due February 15, 2032

Initial Benchmark 10-Year Treasury Price and Yield:	94-08; 2.538%

Initial Re-Offer Yield:	4.588%

Initial Re-Offer Spread to 10-Year Benchmark Treasury:	+205 bps

Optional Redemption:

The Bank may, at its option, with the prior written approval of the Superintendent of Financial Institutions (Canada) (the “Superintendent”) and on not less than 10 days’ and not more than 60 days’ notice to each holder of the Notes, redeem the Notes, (i) in whole or in part, at any time (a) during the period commencing on the fifth anniversary of the Issue Date and ending on February 4, 2032, the date that is three months before the Reset Date (such date, the “Make-Whole Date” and the date of any such redemption, the “Make-Whole Redemption Date”) at the Make-Whole Redemption Price, or (b) during the period commencing on the day after the Make-Whole Date and ending on the Reset Date at the Par Call Redemption Price, or (ii) in whole but not in part, at any time (x) following a Regulatory Event Date, or (y) following the occurrence of a Tax Event, in each case of (x) and (y), at the Par Call Redemption Price.

The Bank will not redeem the Notes under any circumstances if such redemption would, directly or indirectly, result in the Bank’s breach of any provision of the Bank Act (Canada) or the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”) Guideline for Capital Adequacy Requirements (CAR), effective November 2018 (the “OSFI Capital Adequacy Requirements (CAR) Guideline”).

Any Notes redeemed by the Bank shall be cancelled and may not be reissued.

For purposes of the foregoing:

“Make-Whole Redemption Price” of the Notes, as calculated by the Bank, means the greater of (i) the principal amount thereof and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined in the Prospectus Supplement) discounted to the redemption date, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate (as defined in the Prospectus Supplement) plus 35 basis points. In the case of each of clauses (i) and (ii), accrued but unpaid interest will be payable to, but excluding, the Make-Whole Redemption Date.

“Par Call Redemption Price” of the Notes means the aggregate of (i) the principal amount thereof, and (ii) any accrued and unpaid interest up to, but excluding, the date fixed for the applicable redemption.

“Regulatory Event Date” means the date specified in a letter from the Superintendent to the Bank on which the Notes will no longer be recognized as eligible “Tier 2 Capital” or will no longer be eligible to be included as risk-based “Total Capital” on a consolidated basis under the guidelines for capital adequacy requirements for banks in Canada as interpreted by the Superintendent.

“Tax Event” means the Bank has received an opinion of independent counsel of nationally recognized standing experienced in such matters (who may be counsel to the Bank) to the effect that as a result of, (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws, or any regulations thereunder, or any application or interpretation thereof, of Canada, or any political subdivision or taxing authority thereof or therein, affecting taxation; (ii) any judicial decision, administrative pronouncement, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment) (collectively, an “administrative action”); or (iii) any amendment to, clarification of, or change (including any announced prospective change) in, the official position with respect to or the interpretation of any administrative action or any interpretation or pronouncement that provides for a position with respect to such administrative action that differs from the theretofore generally accepted position, in each case of (i), (ii) or (iii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, irrespective of the manner in which such amendment, clarification, change, administrative action, interpretation or pronouncement is made known, which amendment, clarification, change or administrative action is effective or which interpretation, pronouncement or administrative action is announced on or after the date of the issue of the Notes, there is more than an insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or administrative action is effective and applicable) that the Bank is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid up capital with respect to the Notes (including the treatment by the Bank of interest on the Notes) or the treatment of the Notes, as or as would be reflected in any tax return or form filed, to be filed, or otherwise could have been filed, will not be respected by a taxing authority.

Indenture:	The Notes will be issued under the provisions of a base indenture dated October 12, 2017 (the “Base Indenture”), among the Bank and the Trustees, as amended and supplemented by a fifth supplemental indenture to be dated as of April 12, 2022 (together with the Base Indenture, the “Indenture”) among the Bank and the Trustees (as defined below).

Trustees:	Computershare Trust Company, N.A., as U.S. Trustee, and Computershare Trust Company of Canada, as Canadian Trustee (together, the “Trustees”).

NVCC Automatic Conversion:

Upon the occurrence of a Trigger Event (as defined below), each outstanding Note will automatically and immediately be converted, on a full and permanent basis, without the consent of the holders thereof, into that number of common shares of the Bank (“Common Shares”) determined by dividing (a) the product of the Multiplier and the Note Value, by (b) the Conversion Price (rounded down, if necessary, to the nearest whole number of Common Shares) (an “NVCC Automatic Conversion”).

“Conversion Price” means, in respect of each Note, the greater of (i) the Floor Price and (ii) the Current Market Price.

“Current Market Price” means the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) or, if not then listed on the TSX, on another exchange or market chosen by the board of directors of the Bank on which the Common Shares are then traded, for the 10 consecutive trading days ending on the trading day immediately prior to the date on which the Trigger Event occurs (with the conversion occurring as of the start of business on the date on which the Trigger Event occurs), converted (if not denominated in U.S. dollars) into U.S. dollars at the Prevailing Rate on the day immediately prior to the date on which the Trigger Event occurs. If no such trading prices are available, Current Market Price shall be the Floor Price.

“Floor Price” means the U.S. dollar equivalent of CAD$5.00 converted into U.S. dollars at the Prevailing Rate on the day immediately prior to the date on which the Trigger Event occurs, subject to adjustment in the event of (i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all holders of Common Shares as a stock dividend, (ii) the subdivision, redivision or change of the Common Shares into a greater number of

Common Shares, or (iii) the reduction, combination or consolidation of the Common Shares into a lesser number of Common Shares, in which case the Floor Price shall be adjusted so that it will equal the price determined by multiplying the Floor Price in effect immediately prior to such effective date or record date of such event by a fraction:

(i) the numerator of which shall be the total number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share reorganization; and

(ii)  the denominator of which shall be the total number of Common Shares outstanding immediately after giving effect to such Common Share reorganization (including, in the case where the securities exchangeable for or convertible into Common Shares are distributed, the number, without duplication, of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

The adjustment shall be calculated to the nearest one-tenth of one cent provided that no adjustment of the Floor Price shall be required unless such adjustment would require an increase or decrease of at least 1% of the Floor Price then in effect; provided, however, that in such case any adjustment that would otherwise be required to be made will be carried forward and will be made at the time of and together with the next subsequent adjustment which, together with any adjustments so carried forward, will amount to at least 1% of the Floor Price.

“Multiplier” means 1.50.

“Note Value” means, in respect of each Note, US$1,000 plus any accrued and unpaid interest on such Note up to, but excluding, the date of the Trigger Event.

“Prevailing Rate” means, in respect of any currencies on any day, the spot rate of exchange between the relevant currencies prevailing as at or about 12:00 noon (New York City time) on that date as appearing on or derived from the Relevant Page or, if such a rate cannot be determined at such time, the rate prevailing as at or about 12:00 noon (New York City time) on the immediately preceding day on which such rate can be so determined or, if such rate cannot be so determined by reference to the Relevant Page, the rate determined in such other manner as an Independent Financial Adviser (as defined in the Prospectus Supplement) shall consider in good faith appropriate.

“Relevant Page” means the relevant page on Bloomberg or such other information service provider that displays the relevant information.

Trigger Event:

“Trigger Event” has the meaning set out in the OSFI Capital Adequacy Requirements (CAR) Guideline, as such term may be amended or superseded by OSFI from time to time, which term currently provides that each of the following constitutes a Trigger Event:

•  the Superintendent publicly announces that the Bank has been advised, in writing, that the Superintendent is of the opinion that the Bank has ceased, or is about to cease, to be viable and that, after the conversion of the Notes and all other contingent instruments issued by the Bank and taking into account any other factors or circumstances that are considered relevant or appropriate, it is reasonably likely that the viability of the Bank will be restored or maintained; or

•  a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent or agency thereof without which the Bank would have been determined by the Superintendent to be non-viable.

Events of Default:	The Indenture governing the Notes will provide that an Event of Default (as defined in the Indenture) in respect of the Notes will occur only if the Bank becomes bankrupt or insolvent or becomes subject to the provisions of the Winding-up and Restructuring Act (Canada), consents to the institution of bankruptcy or insolvency proceedings against it, resolves to wind-up, liquidate or dissolve, is ordered wound-up or otherwise acknowledges its insolvency. Neither a failure to make a payment on the Notes when due (including any interest payment) nor an NVCC Automatic Conversion upon the occurrence of a Trigger Event will constitute an Event of Default.

Common Share Corporate Event:	In the event of a capital reorganization, consolidation, merger or amalgamation of the Bank or comparable transaction affecting the Common Shares, the Bank will take necessary action to ensure that holders of Notes receive, pursuant to a NVCC Automatic Conversion, the number of Common Shares or other securities that such holders would have received if the NVCC Automatic Conversion occurred immediately prior to the record date for such event.

Prohibited Owners:

The terms and conditions of the Notes will contain provisions that will provide the Bank with the right not to: (a) deliver some or all, as applicable, of the Common Shares (issued upon a Trigger Event) to any Ineligible Person or any person who, by virtue of that delivery would become a Significant Shareholder or (b) record in its securities register a transfer or issue of Common Shares (issued upon an NVCC Automatic Conversion) to any person whom the Bank or its transfer agent has reason to believe is an Ineligible Government Holder. In such circumstances, the Bank will hold, as agent for such persons, the Common Shares that would have otherwise been delivered to such persons and will attempt to facilitate the sale of such Common Shares to parties other than the Bank and its affiliates on behalf of such persons through a registered dealer to be retained by the Bank on behalf of such persons. Those sales (if any) may be made at any time and at any price. The Bank will not be subject to any liability for failure to sell such Common Shares on behalf of such persons or at any particular price on any particular day. The net proceeds received by the Bank from the sale of any such Common Shares will be divided among the applicable persons in proportion to the number of Common Shares that would otherwise have been delivered to them after deducting the costs of sale and any applicable withholding taxes.

“Ineligible Government Holder” means any person who is the federal or a provincial government in Canada or agent or agency thereof, or the government of a foreign country or any political subdivision of a foreign country, or any agent or agency of a foreign government, in each case to the extent that the recording in the Bank’s securities register of a transfer or issue of any share of the Bank to such person would cause the Bank to contravene the Bank Act.

“Ineligible Person” means (i) any person whose address is in, or whom the Bank or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada or the United States of America to the extent that the issuance by the Bank of Common Shares or delivery of such shares by its transfer agent to that person, pursuant to an NVCC Automatic Conversion, would require the Bank to take any action to comply with securities, banking or analogous laws of that jurisdiction, and (ii) any person to the extent that the issuance by the Bank of Common Shares, or delivery of such shares by its transfer agent to that person, pursuant to an NVCC Automatic Conversion, would, at the time of the Trigger Event, cause the Bank to be in violation of any law to which the Bank is subject.

“Significant Shareholder” means any person who beneficially owns directly, or indirectly through entities controlled by such person or persons associated with or acting jointly or in concert with such person, a percentage of the total number of outstanding shares of a class of the Bank that is in excess of that permitted by the Bank Act.

Purchase for Cancellation:

Subject to the prior written approval of the Superintendent, the Bank may at any time and from time to time, in whole or in part, purchase for cancellation any Notes in the open market, by tender offer, open market purchases, negotiated transactions or otherwise in accordance with applicable securities laws and regulations, so long as such acquisition does not otherwise violate the terms of the Indenture, upon such terms and at such prices as the Bank may determine.

Any Notes purchased by the Bank will be cancelled and may not be reissued.

Form and Denomination:	The Notes will be issued in book-entry only form and will be represented by one or more fully registered global notes registered in the nominee name Cede & Co. of The Depository Trust Company. The Notes will be issued only in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

Status and Subordination:

The Notes will be the Bank’s direct unsecured obligations, constituting subordinated indebtedness for the purpose of the Bank Act (Canada), ranking equally and rateably with all of the Bank’s other Subordinated Indebtedness (as defined in the Prospectus Supplement) from time to time issued and outstanding (other than Subordinated Indebtedness that has been further subordinated in accordance with its terms). In the event of the Bank’s insolvency or winding-up, and provided that an NVCC Automatic Conversion has not occurred, the Bank’s Subordinated Indebtedness, including the Notes, will be subordinate in right of payment to the prior payment in full of all of the Bank’s Indebtedness (as defined in the Prospectus Supplement), except Indebtedness which by its terms ranks equally in right of payment with, or is subordinate to, such Subordinated Indebtedness and will rank ahead of the Bank’s Common Shares and preferred shares.

If an NVCC Automatic Conversion occurs, the rights, terms and conditions of the Notes, including with respect to priority and subordination, will no longer be relevant as all the Notes will have been converted into Common Shares, which will rank on parity with all other outstanding Common Shares.

The Notes will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

Canadian Bail-in Powers Acknowledgment:	No. The Notes will not be subject to Bail-in Conversion (as defined in the Prospectus Supplement) under the Canadian bail-in regime.

Governing Law:	The Notes and the Indenture will be governed by the laws of the State of New York, except that the provisions of the Notes and the Indenture relating to an NVCC Automatic Conversion and subordination will be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

Use of Proceeds:	The net proceeds of this offering will be used for general business purposes.

Joint Bookrunners:	Scotia Capital (USA) Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Desjardins Securities Inc.

Calculation Agent:	Computershare Trust Company, N.A. (in such capacity, the “Calculation Agent”)

CUSIP/ISIN:	06417X AG6 / US06417XAG60

No PRIIPs KID. Not for retail investors in the EEA or in the UK.

This Term Sheet is for distribution only to persons who (i) have professional experience in matters relating to investments and qualifying as investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This Term Sheet is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Term Sheet relates is available only to relevant persons and will be engaged in only with relevant persons.

The Notes are not bail-inable debt securities (as defined in the Prospectus) and are not subject to Bail-In Conversion (as defined in the Prospectus Supplement).

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on the date of pricing or the next succeeding two business days will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Bank has filed a registration statement (File No. 333-261476) (including a base shelf prospectus dated December 29, 2021, the “Prospectus”) and a preliminary prospectus supplement dated April 5, 2022 (the “Prospectus Supplement”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus, the Prospectus Supplement and other documents the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and the Prospectus Supplement if you request it by calling Scotia Capital (USA) Inc. at 1-800-372-3930, Citigroup Global Markets Inc. at 1-800-831-9146, Goldman Sachs & Co. LLC at 1-866-471-2526, or J.P. Morgan Securities LLC at 1-212-834-4533.